FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company (Reporting Issuer):

YM BioSciences Inc. (the “Company”)
5045 Orbitor Drive
Building 11, Suite 400
Mississauga, ON L4W 4Y4

ITEM 2	Date of Material Change:

February 12, 2007

ITEM 3	News Release:

A press release was issued February 12, 2007 via Canada NewsWire and is attached hereto as Schedule “A”.

ITEM 4	Summary of Material Change:

The Company announced on February 12, 2007 that Gail Schulze, President of YM BioSciences Inc. and CEO of YM BioSciences USA, Inc. and John E. Bennett, Vice-President, Corporate Development, YM BioSciences USA, Inc. are leaving their positions effective immediately. Gail Schulze will remain a director of the Company.

ITEM 5	Full Description of Material Change:

Gail Schulze, President of YM BioSciences Inc. and CEO of YM BioSciences USA, Inc. and John E. Bennett, Vice-President, Corporate Development, YM BioSciences USA, Inc. are leaving their positions effective immediately. Gail Schulze will remain a director of the Company.

In light of the recent termination of the tesmilifene pivotal trial, the Company needs to re-focus its resources, including its organizational structure, on accelerating the clinical development of the Company’s nimotuzumab and AeroLEF™ programs, and reduce expenditures and the size of management overhead. The Company will continue to evaluate its current resources against its revised business requirements in order to determine whether additional changes to the management team are needed.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

No information has been omitted from this material change report.

ITEM 8	Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

Mr. David G.P. Allan
Chief Executive Officer
YM BioSciences Inc.
(T) (905) 629-9761
(F) (905) 629-4959

ITEM 9	Date of Report:

February 12, 2007

DATED this 12h day of February, 2007.

“David G.P. Allan”
David G.P. Allan Chief Executive Officer

Schedule “A”

YM BIOSCIENCES ANNOUNCES MANAGEMENT CHANGES

MISSISSAUGA, Canada - February 12, 2007 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that Gail Schulze, President, YM BioSciences, and CEO, YM BioSciences USA, Inc., and John E. Bennett, Vice President, Corporate Development, YM BioSciences USA, Inc., have left their positions effective immediately. Gail Schulze will remain a director of the Company.

“In light of the recent termination of the tesmilifene pivotal trial, we recognized the need to rapidly re-focus Company resources, including our organizational structure, on accelerating the clinical development of our promising nimotuzumab and AeroLEF™ programs and to reduce expenditures and the size of management overhead,” said David Allan, Chairman and CEO of YM BioSciences. “As key members of the U.S. management team assembled through our acquisition of Eximias, Gail and John brought extensive commercialization and partnering expertise to YM BioSciences at a critical juncture and their roles in our preparations for the NDA filing, market development and product launch of tesmilifene were significant. Along with the Board of Directors of YM BioSciences, I would like to thank them for the contributions they have made during their time at YM BioSciences.”

Mr. Allan added, “As we realign our strategy, we continue to evaluate our current resources against our revised business requirements in order to determine whether additional changes to the management team are needed.”

About YM BioSciences

YM BioSciences, Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Media Enquiries
Mike Beyer
Sam Brown Inc.
773-463-4211
beyer@sambrown.com